SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
               Under the Securities Exchange Act of 1934(1)
                             (Amendment No.     )

                  LABORATORY CORPORATION OF AMERICA HOLDINGS
             (formerly National Health Laboratories Holdings Inc.)

                               (Name of Issuer)

                                 Common Stock,
                                $0.01 Par Value

                        (Title of Class of Securities)

                                  5054OR 10 2

                                (CUSIP Number)

                            Peter R. Douglas, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY  10017
                           Tel. No.:  (212) 450-4000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 28, 1995

            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

         Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

               Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)






______________
  (1) The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No. 5054OR 10 2                                            Page


____________________________________________________________________________
      (1)   Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            Roche Holdings, Inc.
            51-0304944

____________________________________________________________________________
      (2)   Check the Appropriate Box if a Member of a Group            (a)
                                                                        (b)

____________________________________________________________________________
      (3)   SEC Use Only


____________________________________________________________________________
      (4)   Source of Funds

            WC

____________________________________________________________________________
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


____________________________________________________________________________
      (6)   Citizenship or Place of Organization

            Delaware, United States of America

____________________________________________________________________________
Number of       (7)   Sole Voting Power            61,329,256 shares of Common
                                                     Stock*
Shares
Beneficially    (8)   Shared Voting Power          0 shares
Owned by
Each            (9)   Sole Dispositive Power       61,329,256 shares of Common
Reporting                                            Stock*

Person with     (10)  Shared Dispositive Power     0 shares

                               *See response to Item 5 below.
____________________________________________________________________________
      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            61,329,256 shares Common Stock


____________________________________________________________________________
      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


____________________________________________________________________________
      (13)  Percent of Class Represented by Amount in Row (11)

            49.9% of Common Stock

____________________________________________________________________________
      (14)  Type of Reporting Person (See Instructions)

            CO, HC

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Laboratory Corporation of America Holdings (formerly named National Health Laboratories Holdings Inc.), a Delaware corporation (the "Company").

         The address of the principal executive office of the Company is 358 South Main Street, Burlington, North Carolina 27215.


Item 2.  Identity and Background.

         This statement is being filed on behalf of Roche Holdings, Inc., a Delaware corporation ("Holdings") and a wholly-owned subsidiary of Roche Finance Ltd, a Swiss corporation ("Finance") which is in turn a wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Roche Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Roche Holding. Holdings owns all of the outstanding stock of Hoffmann-La Roche Inc., a New Jersey corporation, ("Roche"), which in turn owns all of the outstanding stock of HLR Holdings Inc., a Delaware corporation ("HLR"). HLR, Roche, Holdings, Finance, Roche Holding and Dr. Sacher are referred to collectively herein as the "Reporting Persons".

         HLR operates solely as a holding company for the diagnostics and certain other subsidiaries of Roche. HLR was incorporated on November 30, 1989. The address of the principal office of HLR is 1403 Foulk Road, Suite 102, P.O. Box 8985, Wilmington, Delaware 19899.

         Roche is one of several United States operating subsidiaries of Holdings. In addition to the business units operated by subsidiaries held through HLR, Roche's principal business units also include Roche
Pharmaceuticals and Roche Vitamins and Fine Chemicals. Roche was incorporated in 1928. The address of the principal office of Roche is 340 Kingsland Street, Nutley, New Jersey 07110.

         Through its subsidiaries, Holdings has been active in the United States since 1905 and has more than 16,000 employees and substantial research and manufacturing facilities in this country. In addition to the business units operated through Roche, Holdings is also engaged in the biotechnology business through Genentech, Inc., a Delaware corporation and approximately 65% owned subsidiary of Holdings, the flavors and fragrances business through Givaudan-Roure Corporation, a New Jersey corporation and wholly-owned subsidiary of Holdings, and the pharmaceutical product business through Syntex (U.S.A.) Inc., a Delaware corporation and wholly-owned subsidiary of Holdings. Holdings was organized in Delaware in 1987 to act as a holding company for substantially all of Roche Holding's United States operations. The address of the principal office of Holdings is 15 East North Street, Dover, Delaware 19901.

         Finance is a holding company having participations in various subsidiaries of Roche Holding. Finance was incorporated in 1971 in Basel, Switzerland, under the name Roche Chemie AG and assumed its present name in July 1989. The address of the principal office of Finance is Grenzacherstrasse 124, 4002 Basel, Switzerland.

         Roche Holding is the parent company of an international health care concern operating in more than 100 countries and employing approximately 60,000 people worldwide. Roche Holding assumed its present name in June 1989 following a restructuring which established Roche Holding solely as a holding company and transferred operating businesses and related assets and liabilities to a newly established operating subsidiary, F. Hoffmann-La Roche Ltd.

         Roche Holding, including through its subsidiaries (collectively, the "Roche Group"), engages primarily in the development and manufacture of pharmaceuticals, vitamins and fine chemicals, diagnostics, flavors and fragrances and in the business of analytical laboratory services. The Roche Group is one of the world's leading research-based health care groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostic systems. The Roche Group is also one of the world's largest producers of vitamins and carotenoids and of fragrances and flavors. Roche Holding was incorporated in 1896 in Basel, Switzerland, under the name F. Hoffmann-La Roche and Co. The address of the principal office of Roche Holding is Grenzacherstrasse 124, 4002 Basel, Switzerland.

         Dr. Sacher is a director of Holding and an orchestral conductor. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, 4051 Basel, Switzerland.

         The executive officers and directors of HLR, Roche, Holdings, Finance and Roche Holding are listed on Schedules A, B, C, D and E, respectively, attached hereto and incorporated by reference herein.

         None of the Reporting Persons nor any other person controlling any of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedules A, B, C, D and E attached hereto has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor any other person controlling any of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedules A, B, C, D and E attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the Merger Agreement described in Item 4 below, at the Effective Time (as defined in Item 4 below) HLR received 49,008,538 shares of Common Stock and (in accordance with an agency agreement with HLR) Holdings received 12,320,718 shares of Common Stock. The total of 61,329,256 shares of Common Stock acquired by the Reporting Persons collectively (the "Roche Shares") represents, in the aggregate, approximately 49.9% of the outstanding Common Stock, based upon the Company's estimate of the number of outstanding shares as of April 28, 1995, immediately after the Merger (as described in Item 4 below). The Roche Shares were issued pursuant to the Merger Agreement through (i) a conversion of all of the outstanding shares of common stock, no par value per share, of Roche Biomedical Laboratories, Inc. ("RBL"), a New Jersey corporation which, prior to the Merger, was a wholly-owned subsidiary of HLR, into Common Stock at the Effective Time and (ii) the payment by HLR (with funds provided by Holdings pursuant to an agency agreement as referred to below) of an aggregate of $135,651,100 (the "HLR Cash Consideration"). The HLR Cash Consideration was financed from working capital of Holdings (including funds from general purpose financing obtained by Holdings) and paid by HLR on behalf of Holdings pursuant to an agency agreement dated as of April 27, 1995.

         In addition, pursuant to the Merger Agreement, on April 28, 1995, the effective date of the Merger (the "Effective Date") Roche purchased from the Company, for an aggregate purchase price of $51,048,900 (the "Roche Warrant Consideration"), 8,325,000 warrants to purchase shares of Common Stock (the "Roche Warrants"). The principal terms of such Roche Warrants are set forth in the Warrant Agreement described in Item 4 below. The Roche Warrant Consideration was financed from working capital of Roche (including funds provided from general purpose financing obtained by Roche).


Item 4.  Purpose of Transaction.

         The acquisition of the Common Stock, including the Roche Shares, and the Roche Warrants referred to in Item 3 above was made pursuant to an Agreement and Plan of Merger dated as of December 13, 1994 among the Company, HLR, RBL and (for the purposes stated therein) Roche (the "Merger Agreement"). The Merger Agreement provided that, following the approval and adoption of the Merger Agreement by the stockholders of the Company and the satisfaction or waiver of the other conditions to the Merger (i) RBL would be merged with and into the Company (with the Company being the surviving corporation) (the "Merger"), (ii) each outstanding share of Common Stock (other than shares of Common Stock owned by RBL or HLR and other than certain shares of Common Stock owned by stockholders who properly exercise their appraisal rights under Delaware law) would be converted into (A) 0.72 of a share of Common stock and
(B) the right to receive $5.60 in cash, without interest (the "Cash Consideration"), and (iii) all shares of common stock, no par value, of RBL outstanding immediately prior to the Effective Time (other than treasury shares, which would be cancelled) would be converted into, and become, that number of newly issued shares of Common Stock as would, in the aggregate and after giving effect to the Merger and the Common Stock owned by HLR and RBL and their subsidiaries immediately prior to the Effective Time, equal 49.9% of the total number of shares of Common Stock outstanding immediately after the Effective Time (after giving effect to the issuance of Common Stock in respect of certain Company employee stock options in connection with the Merger, as described in the Merger Agreement). A copy of the Merger Agreement is attached as Exhibit 1 hereto and is hereby incorporated herein by reference, and the description herein of the terms of such agreement is qualified in its entirety by reference to such Exhibit.

         On April 28, 1995, at a special meeting of stockholders of the Company, the Company's stockholders voted to approve and adopt the Merger Agreement and to amend the Company's certificate of incorporation to change the name of the Company from National Health Laboratories Holdings Inc. to Laboratory Corporation of America Holdings. Later on the Effective Date, a certificate of merger was filed with each of the Secretary of State of the State of Delaware and the Secretary of the State of the State of New Jersey, and the Merger was consummated (the "Effective Time"), and the Roche Shares and the Roche Warrants were issued to the Reporting Persons as referred to in
Item 3 above.

         In connection with the Merger, the Company declared a dividend, payable to holders of record of shares of the Company Common Stock as of April 21, 1995, which dividend consisted of 0.16308 of a warrant per outstanding share of Common Stock, each such warrant (a "Warrant" and, together with the Roche Warrants, the "Warrants") representing the right to purchase one newly issued share of Common Stock for $22.00 (subject to adjustments as provided in the Warrant Agreement) on April 28, 2000 (the "Expiration Date"). In addition, pursuant to the Merger Agreement, on April 28, 1995 Roche purchased and was issued the Roche Warrants for the Roche Warrant Consideration. The terms of the Warrants (including the Roche Warrants) are set forth in the Warrant Agreement (the "Warrant Agreement") dated as of April 10, 1995, between the Company and American Stock Transfer & Trust Company (the "Warrant Agent"). Pursuant to the Warrant Agreement, the Company has the right, exercisable by notice at least 60 but not more than 90 days prior to the Expiration Date, to redeem the Warrants on the Expiration Date for a cash redemption price per Warrant equal to the average closing price of the shares of the Common Stock over a specified period prior to the Expiration Date minus the exercise price of $22.00 per share (subject to adjustments). A copy of the Warrant Agreement is attached as Exhibit 2 hereto and is hereby incorporated herein by reference, and the description herein of the terms of such agreement is qualified in its entirety by reference to such Exhibit.

         In connection with the Merger, the Company, HLR, Roche and Holdings entered into a stockholder agreement dated as of April 28, 1995 (the "Stockholder Agreement") which sets forth, among other things, certain agreements and understandings regarding the governance of the Company following the Merger, including but not limited to the composition of the Board of Directors. The Stockholder Agreement also contains certain provisions relating to the issuance, sale and transfer of the Company's Equity Securities (as defined in the Stockholder Agreement) by the Company, HLR and Holdings (for the purposes of the Stockholder Agreement, HLR and Holdings are collectively referred to herein as the "Investor"), the acquisition of additional Equity Securities of the Company by the Investor and the registration rights granted by the Company to the Investor and its affiliates (other than the Company and its subsidiaries) (the "Investor Group") with respect to the Company's Equity Securities, which provisions are described under Item 6 below and which description is incorporated herein by reference. A copy of the Stockholder Agreement is attached as Exhibit 3 hereto and is hereby incorporated herein by reference, and the description herein of the terms of such agreement is qualified in its entirety by reference to such Exhibit.

         Pursuant to the Stockholder Agreement (subject to the exceptions provided therein), for a period of one year after the Effective Date (the "Initial Period") the Board of Directors of the Company will be comprised of seven members, consisting of James R. Maher, three designees of the Investor (each an "Investor Director"), who are Jean-Luc Belingard (the Director General, Diagnostics Division and Executive Committee Member of F. Hoffmann-La Roche Ltd), Thomas P. Mac Mahon (a Senior Vice President of Roche and the President of Roche Diagnostics Group) and Dr. James B. Powell (former President of RBL who is the President and Chief Executive Officer of the Company), and three Independent Directors (as defined in the Stockholder Agreement, which provides in general that such persons shall not be officers, employees or affiliates of the Company or the Investor). The Stockholder Agreement provides that these Independent Directors were required to be mutually acceptable to a majority of the members of the Company's Board of Directors in office immediately prior to the Effective Time and to the Investor. Following the Initial Period, the Board of Directors of the Company will (subject to specified exceptions described in the Stockholder Agreement) be comprised of seven members, consisting of three Investor Directors and four Independent Directors selected by the Nominating Committee of the Board of Directors. Consistent with the Stockholder Agreement, Mr. Maher has been elected by the Board of Directors to serve as the Chairman of the Board of the Company and Mr. Mac Mahon has been elected to serve as the Vice Chairman of the Board of the Company for the Initial Period.

         The Stockholder Agreement provides that, if the percentage (the "Investor Group Interest") of the aggregate number of votes entitled to be voted in an election of directors of the Company by all outstanding securities having the right to vote generally in any election of Directors of the Company ("Total Voting Power") that is controlled directly or indirectly by the Investor Group is less than 30% but at least 20%, the Investor will have the right to designate for nomination two Investor Directors, and if the Investor Group Interest is less than 20% but at least 10%, the Investor will have the right to designate for nomination one Investor Director.

         The Stockholder Agreement provides that the Board of Directors of the Company will establish, empower, maintain and elect the members of the following committees of the Board of Directors: (i) an Audit Committee, comprised solely of Independent Directors, (ii) a Nominating Committee, which will be comprised of one Investor Director (designated by the majority of Investor Directors), and two Independent Directors (designated by the majority of Independent Directors), (iii) an Employee Benefits Committee, comprised of Investor Directors and Independent Directors (with the Independent Directors constituting a majority) and (iv) such other committees as the Board of Directors deems necessary or desirable to establish, empower and maintain, provided that such committees are approved by a majority of the Board of Directors, which majority includes approval by a majority of the Investor Directors and at least one Independent Director (a "Special Majority of the Board").

         Except as otherwise provided in the Stockholder Agreement or as agreed by a majority of the Independent Directors and the Investor Directors, the number of Investor Directors serving on each committee of the Board of Directors will be the same proportion of the total membership of such committee as the number of Investor Directors is of the entire Board of Directors, with a minimum of one member so long as the Investor is entitled under the Stockholder Agreement to designate one Investor Director. Notwithstanding the previous sentence, if the Investor Group Interest is less than 30% but more than 20%, the number of Investor Directors serving on each committee of the Board of Directors (other than the Audit Committee) will be two, if such committee has five or more total members, or one, in all other cases. If the Investor Group interest is less than 20% but more than 10%, the number of Investor Directors serving on each committee of the Board of Directors (other than the Audit Committee) will be one.

         The Stockholder Agreement provides that, so long as the Investor Group Interest is 30% or more, no action by the Company or any of its subsidiaries will be taken with respect to any of the following matters without the approval of a Special Majority of the Board: (i) the appointment of any of the Chairman of the Board, Chief Executive Officer, President, Secretary, Treasurer, Chief Administration Officer, General Counsel, Chief Financial Officer or Chief Operating Officer or other executive officer in any similar capacity of the Company or any of its subsidiaries, (ii) the approval of Strategic Plans and Annual Operating Plans (referred to below), (iii) any merger or consolidation of the Company or any of its subsidiaries with or into any Person (as defined in the Stockholder Agreement) other than the Company or any of its subsidiaries, (iv) any amendment to the certificate of incorporation or the bylaws of the Company or any adoption of, or amendment to, the certificate of incorporation or the bylaws of any subsidiary of the Company, (v) any acquisition of assets, business, operations or securities by the Company or any of its subsidiaries by merger or otherwise (whether in one transaction or a series of related transactions) which assets, business, operations or securities would constitute more than 10% of the fair market value of the total assets of the Company and its subsidiaries as of the end of the most recent fiscal quarter ending prior to such transaction (a "Substantial Part" of the Company), (vi) any sale, asset exchange, lease, exchange, mortgage, pledge, transfer or other disposition by merger or otherwise by the Company or any of its subsidiaries (in one transaction or a series of related transactions) of any of the subsidiaries or assets of the Company or any of its subsidiaries which constitutes a Substantial Part of the Company, (vii) the settling of any litigation, investigation or proceeding involving any governmental authority or where the amount to be paid in settlement is in excess of $5,000,000, (viii) any material transaction between the Company or any of its subsidiaries, on the one hand, and any stockholder or affiliate of the Company (other than any subsidiary of the Company and other than the Investor and its affiliates), on the other hand (other than as specifically contemplated by the Sharing and Call Option Agreement (as described in Item 6 below), (ix) the issuance of any security of the Company or of any security of any subsidiary of the Company (other than as specifically contemplated by the Merger Agreement, the Warrants or existing employee stock options), (x) any capital expenditures individually in excess of $1,000,000 or in the aggregate in excess of $50,000,000 per annum or which represent in the aggregate 110% or more of the total amount provided for in certain plans for such year, (xi) any reclassification, recombination, split, subdivision or redemption, purchase or other acquisition, directly or indirectly, of any debt or Equity Securities (as defined in Item 6 below) or other capital stock of the Company, except as provided in the Merger Agreement and the Warrants, (xii) any change in the size or composition of the Board of Directors, any committee thereof or the Management Committee (established in accordance with the Stockholder Agreement) or any establishment of a new committee of the Board, (xiii) any incurrence, assumption or issuance by the Company or any of its subsidiaries of indebtedness other than indebtedness existing immediately after the Effective Time and any refinancings thereof and other indebtedness in an aggregate principal amount at any one time outstanding not to exceed $25,000,000, (xiv) any declaration of any dividend or any making of any other distribution with respect to, or any redemption, repurchase or other acquisition of, any class of securities of the Company or any of its subsidiaries, except as expressly otherwise provided in the Merger Agreement or pursuant to the Warrants, (xv) any proposal, or entry into, by the Company or any of its subsidiaries of any Discriminatory Transaction (as defined in the Stockholder Agreement), (xvi) any relocation of the headquarters of the Company, (xvii) any determination of compensation, benefits, perquisites and other incentives for executive officers (other than officers whose total compensation including employee stock options and similar incentives does not exceed $150,000 annually) and any approval or amendment of any plans or contracts in connection therewith, (xviii) any adoption or implementation of any takeover defense measures, including the institution, amendment or redemption by the Company or any of its subsidiaries of any stockholder rights plan or similar plan or device, or any change of control matters, (xix) any transaction involving, or any action by, the Company or any of its subsidiaries (A) leading to a circumstance in which any Person or 13D Group (as defined in the Stockholder Agreement) representing a percentage of Total Voting Power or any equity interest in the Company greater than 15% or
(B) requiring the approval of holders of a majority of the securities having the right to vote generally in any election of Directors of the Company or Equity Securities and (xx) any change in the fiscal year or the accounting or tax principles, or policies with respect to the financial statements, records or affairs of the Company or any of its subsidiaries, except as required by GAAP (as defined in the Stockholder Agreement) or by law or (xxi) any dissolution of the Company or any of its subsidiaries, any adoption of a plan of liquidation of the Company of any of its subsidiaries or any action by the Company or any of its subsidiaries to commence any suit, case, proceeding or other action (A) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to the Company or any of its subsidiaries, seeking to adjudicate the Company or any of its subsidiaries bankrupt or insolvent or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to the Company or any of its subsidiaries or (B) seeking appointment of a receiver, trustee, custodian or other similar official for the Company or any of its subsidiaries or for all or any Substantial Part of the Company or any of its subsidiaries or making a general assignment for the benefit of the creditors of the Company or any of its subsidiaries. The Stockholder Agreement also requires that the Annual Operating Plans and the Strategic Plans (each as defined in the Stockholder Agreement) be approved by a Special Majority of the Board of Directors.

         The purpose of HLR, Roche and Holdings in effecting the Merger and acquiring the Roche Shares was to acquire a substantial equity interest in the Company and the benefits of the Stockholder Agreement and the Sharing and Call Option Agreement (referred to in Item 6 below).

         The Reporting Persons intend to review continually the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations and as consistent with the Stockholder Agreement, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Company as each of them deems appropriate in light of the circumstances existing from time to time.

         Except as set forth herein, none of the Reporting Persons nor any other person controlling the Reporting Persons, nor, to the best of the knowledge of any of the Reporting Persons, any person named in Schedules A, B, C, D and E attached hereto currently has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on the New York Stock Exchange; (ix) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated in this paragraph.


Item 5.  Interest in Securities of the Issuer.

         (a) According to information provided by the Company, the Reporting Persons believe that giving effect to the Merger and the transactions contemplated by the Merger Agreement there were 122,904,323 shares of Common Stock outstanding immediately after the Effective Time on the Effective Date. In the Merger, HLR acquired 49,008,538 shares of Common Stock and Holdings acquired 12,320,718 shares of Common Stock. Based upon information provided by the Company, the Reporting Persons believe that the Roche Shares represent approximately 49.9% of the Common Stock estimated to be outstanding after the Effective Time on the Effective Date. The Roche Shares owned by HLR may be deemed, for purposes of Rule 13d-3, to be beneficially owned by Roche, Holdings, Finance, Roche Holding and Dr. Sacher. The Roche Shares owned by Holdings may be deemed, for the purposes of Rule 13d-3, to be beneficially owned by Finance, Roche Holding and Dr. Sacher. Each of HLR and Holdings have the sole power to vote and dispose of the Roche Shares held by it, respectively.

         In addition, Roche is the beneficial owner of the Roche Warrants. The Roche Warrants owned by Roche may be deemed, for the purposes of Rule 13d-3, to be beneficially owned by Holdings, Finance, Roche Holding and Dr. Sacher. The Roche Warrants are not exercisable until April 28, 2000, and the Reporting Persons disclaim beneficial ownership of the shares of Common Stock issuable upon exercise of the Roche Warrants.

         To the best of the knowledge of the Reporting Persons, the number of shares of Common Stock beneficially owned by the persons named in Schedules A, B, C, D and E hereto (beneficial ownership of which shares is disclaimed by the Reporting Persons) is set forth below:

                                          No. of Shares of Common Stock
         Individual                       Beneficially Owned
         __________                       _____________________________

         Patrick J. Zenner                3,000 (owned jointly)
         (President and Chief Executive
         Officer of Roche)

         George W. Johnston               600
         (Assistant Secretary of Roche)

         William H. Epstein               1,400
         (Assistant Secretary of Roche)

         Except as set forth herein, neither the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons named in Schedules A, B, C, D and E hereto beneficially owns any shares of Common Stock.

         (b) Except as otherwise described herein, neither the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons named in Schedules A, B, C, D and E hereto has any sole or shared power to vote or direct the vote of any shares of Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of Common Stock.

         (c) Except as set forth herein, no transactions in the Common Stock have been effected during the past 60 days by the Reporting Persons, any other person controlling any of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons named in Schedules A, B, C, D and E hereto, except that, as described in paragraph (a) above of this
Item 5, the Reporting Persons have been informed that on May 2, 1995, Mr. Zenner jointly with his wife acquired 3,000 shares of Common Stock for a purchase price per share of $12.75 on the New York Stock Exchange, Inc. (the "NYSE"), on April 28, 1995, Mr. Johnston acquired 600 shares of Common Stock for a purchase price per share of $14.875 on the NYSE and on April 28, 1995, Mr. Epstein acquired 1,400 shares of Common Stock for a purchase price per share of $14.75 on the NYSE.

         (d) Inapplicable.

         (e) Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information contained in Item 4 above is hereby incorporated by reference herein.

         In addition to the provisions of the Stockholder Agreement described above in Item 4, the Stockholder Agreement prohibits, subject to certain exceptions, the Company from issuing, selling or transferring any (i) Common Stock or other voting stock of the Company, (ii) any debt or equity securities of the Company convertible or exchangeable for Common Stock or voting stock of the Company or (iii) any options, rights or warrants issued by the Company to acquire Common Stock or other voting stock of the Company ("Equity Securities") to any person, unless the Investor is offered in writing the right to purchase, at the same price and on the same terms proposed to be issued or sold, an amount of such Equity Securities (the "Maintenance Securities") as is necessary for the Investor Group to maintain the Investor Group Interest as it existed immediately prior to such issuance (the "Anti-Dilutive Rights"). If the Investor does not deliver to the Company written notice of acceptance of any such offer within 20 business days after the Investor's receipt thereof, the Investor will be deemed to have waived its right to purchase all or part of the Maintenance Securities as set forth in such offer, but the Investor will retain its Anti-Dilutive Rights with respect to future offers.

         The Anti-Dilutive Rights do not apply to (i) the grant or exercise of options to purchase shares of stock of the Company, the issuance of shares of stock of the Company to employees of the Company or any of its subsidiaries (other than employees who are also employees of a stockholder, its affiliates or any subsidiary of a stockholder) or otherwise pursuant to any stock option or similar plan in existence on the date of the Stockholder Agreement or otherwise adopted by the Board of Directors after the date of the Stockholder Agreement, (ii) the issuance of the stock of the Company pursuant to the Warrants or of shares of the stock of the Company issuable upon exercise of any option, warrant, convertible security or other rights to purchase shares of stock of the Company which, in each case, has been issued in compliance with the terms of the provisions pertaining to the Anti-Dilutive Rights, (iii) the issuance of any securities pursuant to any stock split, stock dividend or other similar stock recapitalization or (iv) the issuance of shares of stock of the Company pursuant to any underwritten public offering of Equity Securities under an effective registration statement filed by the Company with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") (such an offering being referred to as a "Public Offering"), provided that the action described in clauses (i), (iii) or (iv) above, as the case may be, has been approved (to the extent required) in accordance with the provisions of the Stockholder Agreement.

         The Stockholder Agreement provides that, during the Initial Period, the Investor may not, and will use its best efforts to cause each member of the Investor Group not to, directly or indirectly, purchase or otherwise acquire any Equity Securities if, after giving effect thereto, the Investor Group Interest would exceed 49.99%. Notwithstanding the foregoing, the Stockholder Agreement permits the Investor Group or one or more members thereof to acquire, directly or indirectly, by purchase or otherwise, Equity Securities resulting in the Investor Group Interest exceeding such limitation in the event (i) any Person or group makes an Acquisition Proposal (as defined in the Merger Agreement), (ii) after the Effective time, Mafco Holdings Inc., a Delaware Corporation ("Mafco"), or any affiliate thereof acquires Equity Securities representing 1% or more of the Total Voting Power, (iii) any Person or group acquires beneficial ownership of Equity Securities representing 5% or more of Total Voting Power (10% or more in the case of beneficial ownership permitted to be reported on Schedule 13G under the Exchange Act), or (iv) there has been a material adverse change in the business, financial condition or operations of the Company for, or which would reasonably be expected to continue for, a sustained period, and the Investor has determined in good faith that the acquisition of additional Equity Securities is reasonably necessary to protect its investment in the Company.

         The Stockholder Agreement requires that from the first anniversary of the Effective Date until the third anniversary of the Effective Time the Investor not, and use its best efforts to cause each member of the Investor Group not to, directly or indirectly, purchase or otherwise acquire, or propose or offer to purchase or acquire, any Equity Securities of the Company, whether by tender offer, market purchase, privately negotiated purchase, merger or otherwise, except that the Investor Group may acquire Equity Securities to the extent that, after giving effect thereto, the Investor Group Interest would not exceed 75%.

         The Stockholder Agreement permits, however, the Investor Group to acquire Equity Securities, notwithstanding the fact that, after giving effect thereto, the Investor Group Interest would exceed 75%, if the Investor Group (or a member or affiliate thereof, as the case may be) offers, prior to consummating such purchase, to purchase all outstanding Equity Securities, and holders of Equity Securities representing more that 50% of the outstanding Equity Securities (excluding any Equity Securities held by the Investor Group) accept such offer, and the Investor Group (or a member or affiliate thereof, as the case may be) consummates such purchase.

         The Stockholder Agreement provides that the Investor may not sell or otherwise transfer any Equity Securities, except pursuant to a Public Offering, Rule 144 or Rule 144A or any other transaction in compliance with the Securities Act, state securities laws and other applicable laws. The Investor has agreed to cause any Person who acquires 30% of the Total Voting Power from the Investor to agree to be bound by the provisions of the Stockholder Agreement, whereupon such Person will become entitled to all of the rights and benefits of HLR under the Stockholder Agreement.

         The Stockholder Agreement provides that the Investor (which, for the purposes of this paragraph and the following three paragraphs hereof, includes Roche) may from time to time make a written request to the Company for registration under the Securities Act of Registrable Securities (as defined in the Stockholder Agreement) (each, a "Demand Registration"). The obligations of the Company to register such Registrable Securities are subject to the following conditions: (i) the Registrable Securities requested to be registered must (unless reduced pursuant to the provisions of the section of the Stockholder Agreement entitled "Reduction of Offering"), constitute at least 2% of the equivalent outstanding Equity Securities or at least 5% of the Registrable Securities at such time, whichever amount is smaller, (ii) there shall not have been consummated more than one offering pursuant to a Demand Registration within the preceding 12 month period, (iii) if the Investor Group Interest is less than 30% but more than 20%, no more than three other Demand Registrations shall have been effected after the date on which the Investor Group Interest was reduced to less than 30%, if the Investor Group Interest is less than 20% but more than 10%, no more than two other Demand Registrations shall have been effected after the date on which the Investor Group Interest was reduced to less than 20% and if the Investor Group Interest is less than 10%, no more than one other Demand Registration shall have been effected after the date on which the Investor Group Interest was reduced to less than 10%,
(iv) the Investor shall conform to all applicable requirements of the Securities Act and the Exchange Act with respect to the offering and sale of securities and advise each underwriter, broker or dealer through which any of the Registrable Securities are offered that the Registrable Securities are part of a distribution that is subject to the prospectus delivery requirements of the Securities Act and (v) the Investor shall use all reasonable efforts to effect as wide a distribution of such Registrable Securities as is reasonably practicable, but in no event will any sale of Registrable Securities be made knowingly to any Person who beneficially owns 5% or more of the Total Voting Power.

         In addition, the Company's obligations pursuant to any Demand Registration will be suspended if (i) the fulfillment of such obligations would require the Company to make a disclosure that would, in the reasonable good faith and judgment of the Board of Directors, be materially detrimental and premature, (ii) the Company has filed a registration statement with respect to Equity Securities to be distributed in a Public Offering and it is advised by its lead or managing underwriter that an offering by the Investor of the Registrable Securities would materially adversely affect the distribution of such Equity Securities or (iii) the fulfillment of such obligations would require the Company to prepare audited financial statements not required to be prepared for the Company to comply with its obligations under the Exchange Act as of any date not coincident with the last day of any fiscal year of the Company. The obligations of the Company, however, will be reinstated (x) in the case of clause (i) above, upon the making of such disclosure (or, if earlier, when such disclosure would either be no longer necessary for the fulfillment of such obligations or no longer detrimental),
(y) in the case of clause (ii) above, upon the conclusion of any period during which the Company would not, pursuant to the terms of its underwriting arrangements, be permitted to sell securities of the Company for its own account and (z) in the case of clause (iii) above, as soon as it would no longer be necessary to prepare such financial statements to comply with the Exchange Act.

         The Stockholder Agreement provides that, if the Company proposes to file a registration statement under the Securities Act with respect to an offering of any securities of the Company for the Company's own account (other than a registration statement on Form S-4 or S-8 (or any substitute that may be adopted by the SEC) or the account of any holder of Equity Securities other than any member of the Investor Group (each, an "Other Holder") (other than Mafco or any of its affiliates), then the Company will give written notice of such proposed filing to the Investor as soon as practicable, and such notice will offer the Investor the opportunity to register such number of shares of, or Warrants constituting, Registrable Securities as the Investor may request on the same terms and conditions as those applicable to the securities of the Company or of the Other Holders in the offering (a "Piggyback Registration"). Upon the written request of the Investor made within ten days after the receipt of notice from the Company, which request shall specify the amount and types of Registrable Securities intended to be issued or disposed of, the Company will use its best efforts, subject to certain conditions set forth in the Stockholder Agreement, to effect the registration under the Securities Act of all such Registrable Securities which the Company has been so requested to register by the Investor, to the extent requisite to permit the disposition of such Registrable Securities to be so registered. In connection with any Demand Registration or any Piggyback Registration, the Company will pay all Registration Expenses (as defined in the Stockholder Agreement) of the Investor.

         Pursuant to the Stockholder Agreement, the Company has agreed that it will file necessary reports with the SEC and to take other action as reasonably requested by the Investor to enable it to sell its Company securities pursuant to Rule 144 under the Securities Act. If the Investor desires to transfer any of its securities of the Company pursuant to Rule 144A, the Stockholder Agreement requires the Company to promptly, upon request by the Investor, use its best efforts to facilitate the consummation of such Rule 144A transaction in accordance with the requirements of such rule and with such request and will take all necessary or appropriate actions in connection therewith. If the Investor Group Interest is less than 30%, then the Company will only be required to facilitate the consummation of such Rule 144A transaction according to the following provisions: (i) if the Investor Group Interest is less than 30% but more than 20%, no more than three other Rule 144A transactions will have been effected after the date on which the Investor Group Interest was reduced to less than 30%, (ii) if the Investor Group Interest is less than 20% but more that 10%, no more than two other Rule 144A transaction will have been effected after the date on which the Investor Group Interest was reduced to less than 20% and (iii) if the Investor Group Interest is less than 10%, no more than one other Ruler 144A transaction will have been effected after the date on which the Investor Group Interest was reduced to less than 10% the Company has agreed to pay all expenses in connection with Rule 144A transactions by the Investor to the same extent as the Company would be required to pay Registration Expenses.

         In the Stockholder Agreement, the Company has agreed to provide certain information to the Investor on a periodic basis and as requested, and the Company has agreed that it will not enter into any agreements with respect to its securities which would be inconsistent with the rights granted to the Investor, the Investor Group and the Investor Directors in the Stockholder Agreement.

         The provisions of the Stockholder Agreement will terminate if the Investor Group Interest is less than 30%, provided, however, that the provisions relating to the obligation of the Company to furnish certain information will not terminate until such time as the Investor Group Interest is less than 20%, certain provisions regarding Board and Board committee membership and amendment of the Company's certificate of incorporation and bylaws will not terminate until such time as the Investor Group Interest is less than 10%, the registration rights will not terminate until such time as the Investor Group does not own any Registrable Securities (except the provisions relating to Piggyback Registrations, which will terminate at such time as the Investor Group Interest is less than 20%) and certain miscellaneous provisions will not terminate until all other provisions of the Stockholder Agreement have terminated. Furthermore, in the event that the Investor Group Interest exceeds 50%, the provisions pertaining to corporate governance will terminate, but will be reinstated, at the request of the Investor, if the Investor Group Interest is later reduced below 50%. The description herein regarding terms of Stockholder Agreement is qualified by reference to Exhibit I attached hereto and incorporated by reference herein.

         In connection with entering into the Merger Agreement, HLR, Mafco, National Health Care Group, Inc., a Delaware corporation ("NHCG"), and (for the purposes set forth therein) the Company entered into the Sharing and Call Option Agreement dated as of December 13, 1994 (the "Sharing and Call Option Agreement"), which among other things, sets forth certain agreements among the parties thereto with respect to the securities of the Company, as described below. A copy of the Sharing and Call Option Agreement is filed as Exhibit 4 hereto and is hereby incorporated herein by reference, and the description herein of the terms of such agreement is qualified in its entirety by reference to such Exhibit.

         The Sharing and Call Option Agreement provides (among other things) that at any time after the third anniversary of the Effective Date, a member of the Investor Group may exercise the right (the "Call Right"), which right may only be exercised once, to purchase all, but not less than all, the shares of Common Stock then owned by NHCG, Mafco or any of their controlled affiliates. If a member of the Investor Group intends to exercise the Call Right, then, not less than 20 business days prior to the exercise thereof, such member is required to so notify Mafco and NHCG of such intention, specifying in such notice (the "Call Notice") the date of such exercise (the "Exercise Date"). From and after the receipt of a Call Notice, the Sharing and Call Option Agreement prohibits NHCG, Mafco and any of their controlled affiliates from transferring any shares of Common Stock that are owned by them except during any period expiring 15 business days prior to the Exercise Date.

         The Sharing and Call Option Agreement provides that a member of the Investor Group will pay a price per share for the shares to be purchased equal to 102% of the average closing price per share of such security as reported on the principal national securities exchange on which such shares are listed, or if not so listed, as reported on NASDAQ/NMS, for the 30 trading days before the Exercise Date.

         Except as otherwise described herein, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material Filed as Exhibits.

 Exhibit
  Number                           Title
- - ---------                          _____
    1 Agreement and Plan of Merger dated as of December 13, 1994, among National Health Laboratories Holdings Inc., HLR Holdings Inc., Roche Biomedical Laboratories, Inc. and Hoffmann-La Roche Inc. (schedules omitted -- Roche Holdings, Inc. agrees to furnish a copy of any schedule to the Securities and Exchange Commission upon request)

    2 Warrant Agreement dated as of April 10, 1995, between National Health Laboratories Holdings Inc. and American Stock Transfer & Trust Company

    3 Stockholder Agreement dated as of April 28, 1995, among HLR Holdings Inc., Hoffmann-La Roche Inc., Roche Holdings, Inc. and National Health Laboratories Holdings Inc.

    4 Sharing and Call Option Agreement dated as of December 13, 1994, among HLR Holdings Inc., Mafco Holdings Inc., National Health Care Group, Inc. and National Health Laboratories Holdings Inc.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 8, 1995



                                      ROCHE HOLDINGS, INC.

                                      By: /s/ Henri B. Meier
                                         _____________________
                                         Name:  Henri B. Meier
                                         Title:  Vice President and Treasurer





                                                                    SCHEDULE A

                      Executive Officers and Directors(*)
                                      of
                               HLR Holdings Inc.

      The names of the Directors and the names and titles of the Executive Officers of HLR Holdings Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Hoffmann-La Roche Inc., which is 340 Kingsland Street, Nutley, New Jersey 07110. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hoffmann-La Roche Inc. and each individual is an American citizen.

Name, Business Address                    Present Principal Occupation
- - ----------------------                    ----------------------------

* Patrick J. Zenner...................   President and Chief Executive Officer
   (President)
* Thomas P. Mac Mahon.................   Senior Vice President (President,
                                         Roche Diagnostics Group)
* Martin F. Stadler...................   Senior Vice President
* Frederick C. Kentz III..............   Vice President, Secretary and General
   (Secretary)                           Counsel
* David W.  Dupert.....................  Vice President, Delaware Corporate
   (Controller)                          Management, Inc.
   Delaware Corporate Management, Inc.
   Suite 1300
   1105 North Market St.
   Wilmington, DE  19801
* William D. Johnston.................    Attorney-at-Law, Partner, Young,
   (Assistant Secretary)                  Conaway, Stargatt & Taylor
   11th Fl.
   Rodney Square North
   P.O. Box 391
   Wilmington, DE  19899
  William L. Hennrich.................    Vice President and Treasurer,
   (Treasurer)                            Hoffmann-La Roche Inc.


                                                                    SCHEDULE B
                                                                    __________
                      Executive Officers and Directors(*)
                                      of
                            Hoffmann-La Roche Inc.


      The names of the Directors and the names and titles of the Executive Officers of Hoffmann-La Roche Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Hoffmann-La Roche Inc., which is 340 Kingsland Street, Nutley, New Jersey 07110. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hoffmann-La Roche Inc. and each individual is an American citizen, except that Dr. Drews and Dr. Steinmetz are German citizens, and Messrs. Kessler and Gerber and Dr. Gilgen are Swiss citizens.

Name, Business Address         Present Principal Occupation
- - ----------------------         ----------------------------
* Patrick J. Zenner.........   President and Chief Executive Officer
* Dr. Jurgen Drews..........   Senior Vice President
* Thomas P. Mac Mahon.......   Senior Vice President (President, Roche
                               Diagnostics Group)
* Martin F. Stadler.........   Senior Vice President
* Frederick C. Kentz III....   Vice President, Secretary and General Counsel
* Dr. Paul Gilgen...........   Vice President (President, Roche Vitamins &
                               Fine Chemicals)
* Dr. Michael Steinmetz.....   Vice President
* Stephen G. Sudovar........   Vice President
* Dr. Armin M. Kessler......   Chief Operating Officer, Roche Holding Ltd
   Grenzacherstrasse 124
   4002 Basel, Switzerland
* Dr. Fritz Gerber..........   Chairman of the Board and Chief Executive
   Grenzacherstrasse 124       Officer, Roche Holding Ltd
   4002 Basel, Switzerland
   Frank J. D'Angelo........   Vice President
   Charles V. Flemming......   Vice President
   George M. Gould..........   Vice President
   William L. Hennrich......   Vice President and Treasurer
   Steven D. Grossman.......   Vice President
   Ronald S. LaBarbera......   Vice President
   Robert T. Fischetta......   Assistant Controller
   Robert A. Meyers.........   Assistant Controller
   William H. Epstein.......   Assistant Secretary
   George W. Johnston.......   Assistant Secretary
   David E. Seligman........   Assistant Secretary
   Alan B. Spitzer..........   Assistant Treasurer


                                                                    SCHEDULE C

                      Executive Officers and Directors(*)
                                      of
                             Roche Holdings, Inc.


      The names of the Directors and the names and titles of the Executive Officers of Roche Holdings, Inc. and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd, which is Grenzacherstrasse 124, 4002 Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.

Name, Business Address              Present Principal Occupation
- - ----------------------              ----------------------------
* Fritz Gerber .................    Chairman of the Board, President and Chief
  (President)                       Executive Officer
* Dr. Henri B. Meier............    Chief Financial Officer
  (Vice President and Treasurer)
  Peter N. Schiller.............    Attorney-at-Law
  (Secretary)
  Hoffstots Lane
  Sands Point, NY 11050



                                                                    SCHEDULE D

                      Executive Officers and Directors(*)
                                      of
                               Roche Finance Ltd


      The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd, which is Grenzacherstrasse 124, 4002 Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.

Name, Business Address            Present Principal Occupation
- - ----------------------            ----------------------------
* Fritz Gerber ...............    Chairman of the Board, President and Chief
 (President)                      Executive Officer
* Dr. Andres F. Leuenberger...    Vice Chairman of the Board
* Dr. Henri B. Meier..........    Chief Financial Officer


                                                                    SCHEDULE E

                      Executive Officers and Directors(*)
                                      of
                               Roche Holding Ltd


      The names of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd, which is Grenzacherstrasse 124, 4002 Basel, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen, except that Dr. Drews is a German citizen and Mr. Belingard is a French citizen.

Name, Business Address             Present Principal Occupation
- - ----------------------             ----------------------------
* Fritz Gerber...................  Chairman of the Board and Chief Executive
                                    Officer
* Dr. Lukas Hoffmann.............  Vice Chairman of the Board, Vice Chairman of

   Le petit Essert                 WWF International (a nonprofit
                                    organization)
   1147 Montricher, Switzerland
* Dr. Andres F. Leuenberger......  Vice Chairman and Delegate of the Board
* Dr. h.c. Paul Sacher...........  Conductor and Founder of Paul Sacher
   Haus auf Burg                   Foundation (a nonprofit organization)
   Muensterplatz 4
   4051 Basel, Switzerland
* Dr. Armin M. Kessler...........  Chief Operating Officer
* Dr. Henri B. Meier.............  Chief Financial Officer
* Dr. Jakob Oeri.................  Surgeon and retired Head Physician,
   St. Alban - Vorstadt 71         Kantonsspital Basel (hospital)
* Dr. Kurt Jenny                   Lawyer
  Aeschengraben 18
  4051 Basel, Switzerland
* Prof. Dr. Werner Stauffacher     Head, Department of Internal Medicine,
  Department of Internal Medicine  University of Basel
  University of Basel
  Hebelstrasse 32
  4056 Basel, Switzerland

* Prof. Charles Weissmann........  Professor, University of Zurich
   Director
   Institut fur Molekularbiologie
   I der Universitaet Zurich
   Hoenggerberg
   8093 Zurich, Switzerland
   Dr. Markus Altwegg............  General Manager
   Dr. Roland Bronnimann.........  General Manager
   Dr. Jurgen Drews..............  General Manager
   Jean-Luc Belingard............  General Manager


                                 Exhibit Index

          Exhibit                                                    Title
           Number
- - ----------------------------
   1 Agreement and Plan of Merger dated as of December 13, 1994, among National Health Laboratories Holdings Inc., HLR Holdings Inc., Roche Biomedical Laboratories, Inc. and Hoffmann-La Roche Inc. (schedules omitted -- Roche Holdings, Inc. agrees to furnish a copy of any schedule to the Securities and Exchange Commission upon request)

   2 Warrant Agreement dated as of April 10, 1995, between National Health Laboratories Holdings Inc. and American Stock Transfer & Trust Company

   3 Stockholder Agreement dated as of April 28, 1995, among HLR Holdings Inc., Hoffmann-La Roche Inc., Roche Holdings, Inc. and National Health Laboratories Holdings Inc.

   4 Sharing and Call Option Agreement dated as of December 13, 1994, among HLR Holdings Inc., Mafco Holdings Inc., National Health Care Group, Inc. and National Health Laboratories Holdings Inc.